Exhibit 99.2

Tsakos Energy Navigation Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 2025 Annual Meeting Proxy Card IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 – 4. 1. To re-elect two directors who retire by rotation; 01—EFSTRATIOS GEORGIOS ARAPOGLOU 02—DENIS PETROPOULOS Mark here to vote FOR all nominees Mark here to WITHHOLD vote from all nominees 01 02 For All EXCEPT—To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right. For Against Abstain 2. To receive and consider the 2024 audited financial statements of the Company; For Against Abstain 4. To approve the directors’ remuneration. Any other business that properly comes before the meeting. For Against Abstain 3. To appoint Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (“Ernst & Young (Hellas)”), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2025 and to authorise the Audit Committee of the Board of Directors to set their remuneration; B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. 1 UPX 652080 0452WB

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. TSAKOS ENERGY NAVIGATION LIMITED Notice of 2025 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — June 12, 2025 Mr. Efstratios Georgios Arapoglou, and if Mr. Arapoglou is not present, any director of the Company, with full power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Tsakos Energy Navigation Limited to be held on June 12, 2025 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxy will have authority to vote FOR the election of the Board of Directors and FOR items 2-4. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side)

Tsakos Energy Navigation ENDORSEMENT_LINE SACKPACK 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Votes submitted electronically must be received by 11:59am, (Eastern Time), on June 11, 2025. Online Go to www.investorvote.com/TEN or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/TEN Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 2025 Annual Meeting Proxy Card 1234 5678 9012 345 IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 – 4. 1. To re-elect two directors who retire by rotation; 01—EFSTRATIOS GEORGIOS ARAPOGLOU 02—DENIS PETROPOULOS Mark here to vote FOR all nominees Mark here to WITHHOLD vote from all nominees 01 02 For All EXCEPT—To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right. 2. To receive and consider the 2024 audited financial statements For Against Abstain 3. To appoint Ernst & Young (Hellas) Certified Auditors-Accountants For Against Abstain of the Company; S.A. (“Ernst & Young (Hellas)”), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2025 and to authorise the Audit Committee of the Board of Directors to set their remuneration; 4. To approve the directors’ remuneration. For Against Abstain Any other business that properly comes before the meeting. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C 1234567890 J N T 1 UPX 652080 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND 0452VC

2025 Annual Meeting Admission Ticket 2025 Annual Meeting of Tsakos Energy Navigation Limited Shareholders June 12, 2025, 3:00pm Greek local time 367 Syngrou Avenue, 17564, P. Faliro, Athens, Greece Upon arrival, please present this admission ticket and photo identification at the registration desk. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/TEN IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. TSAKOS ENERGY NAVIGATION LIMITED Notice of 2025 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — June 12, 2025 Mr. Efstratios Georgios Arapoglou, and if Mr. Arapoglou is not present, any director of the Company, with full power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Tsakos Energy Navigation Limited to be held on June 12, 2025 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxy will have authority to vote FOR the election of the Board of Directors and FOR items 2-4. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below.